Contact

www.linkedin.com/in/ianacross
(LinkedIn)

Top Skills

Strategy
Communication
Problem Solving

Ian Cross
Founder, Peak Cocktails
Columbus, Ohio, United States

Experience

Peak Cocktails
Founder
September 2021 - Present (2 years 7 months)
Columbus, Ohio, United States

TS Tech Americas, Inc.
Large Project Leader
August 2015 - July 2021 (6 years)
Columbus, Ohio Metropolitan Area

• Managed all aspects of new model development projects from early concept through mass production.
• Developed project plans from both engineering and business standpoints.
• Created competitive technical proposals to win business with new customers.
• Organized project teams to set and achieve overall project goals that met or exceeded our customer requirements.
• Developed solutions to unique and complex multifunctional problems throughout development.
• Communicated project status with all levels of management.
• Negotiated with customers and suppliers to achieve best possible results for overall project success.
• Implemented process flow improvements to utilize best practices and increase development efficiency.

• Researched and identified emerging trends, culminating in internal R&D project proposals.
• Aided the development of the North American technical strategy and product roadmap.
• Led the automotive strategy and benchmarking for the western hemisphere.
• Established and led a special task force to utilize production equipment to rapidly manufacture and supply PPE at the outset of the COVID-19 pandemic.

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Education

University of Dayton

Mechanical Engineering · (2010 - 2014)

Wharton Executive Education

Business Analytics · (November 2020 - February 2021)